March 14, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Registration Statement on Form S-4 of

Warner Music Group Corp. and WMG Acquisition Corp.

File No. 333-179167

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, Warner Music Group Corp. and WMG Acquisition Corp. (the “Registrants”), each a Delaware corporation, hereby respectfully request that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 10:00 AM (EDT) on March 16, 2012, or as soon thereafter as possible.

The Registrants hereby acknowledge that:

(i) should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

WARNER MUSIC GROUP CORP.

By:	/s/ Trent Tappe
Name: Trent Tappe
Title: Senior Vice President—Chief Corporate Governance and Securities Counsel

WMG ACQUISITION CORP.

By:	/s/ Trent Tappe
Name: Trent Tappe
Title: Senior Vice President—Chief Corporate Governance and Securities Counsel